                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13e-3 TRANSACTION STATEMENT

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                 Amendment No. 2
                               (Final Amendment)

                                   IMATEC LTD.
                              (Name of the Issuer)

                                   IMATEC LTD.
                                DR. HANOCH SHALIT
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                    ---------
                      (CUSIP Number of Class of Securities)

                                   Neal Factor
                                   Imatec Ltd.
                              150 East 58th Street
                            New York, New York 10155
                                 (212) 826-0440

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 WITH COPIES TO:

                            Mary Anne E. Busse, Esq.
                 Brock Fensterstock Silverstein & McAuliffe LLC
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 371-2000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /



                            CALCULATION OF FILING FEE

---------------------------------------------------------|----------------------
TRANSACTION VALUATION*                                   | AMOUNT OF FILING FEE
---------------------------------------------------------|----------------------
$1,474,000                                               | $294.80
---------------------------------------------------------|----------------------
                                                         |
---------------------------------------------------------|----------------------
                                                         |
---------------------------------------------------------|----------------------

* For purposes of calculating the filing fee only. This amount is based on the market value of the common stock, par value $.0001 per share of Imatec, Ltd. at the time of the initial filing of the preliminary proxy materials on July __, 1997. The amount of the filing fee equals 1/50th of one percent of the aggregate cash consideration to be paid pursuant to the merger.

[x] Check box if any part of the fee is offset by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Amount Previously Paid:  $294.80

Form or Registration No.: Proxy Statement

Filing Party: Imatec, Ltd.

Date Filed: July 18, 1997

                                  INTRODUCTION



         This Rule 13e-3 Transaction Statement (the "Statement") is being filed by Imatec Ltd. (the "Company") and Dr. Hanoch Shalit. This Statement relates to the sale of substantially all of the operations of the Company (the "Sale") through the sale of all of the outstanding shares of the common stock of a newly-formed, wholly-owned subsidiary of the Company to Dr. Hanoch Shalit, current President, Chief Executive Officer, Chairman of the Board and
Secretary of the Company.


         On December 4, 1997, the Company and Dr. Shalit mutually agreed to terminate the acquisition agreement relating to the Sale. On February 13, 1998, the Board of Directors of the Company determined to postpone its annual meeting of shareholders to a date to be determined. Accordingly, the information previously supplied pursuant to General Instruction F to the Statement and all other information provided under Items 1 through 16 of the Statement is no longer applicable.


Item 17. MATERIAL TO BE FILED AS EXHIBITS.
(a) Not applicable.
(b) Not applicable.
(c) Exhibit 99.2 Amendment No. 2 to the Acquisition Agreement dated as of December 4, 1997.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1998                      IMATEC, LTD.




                                              By: /s/ Neal Factor
                                                      --------------------
                                              Name:   Neal Factor
                                              Title:  Director



                                              By: /s/ Dr. Hanoch Shalit
                                                      --------------------
                                              Name:   Dr. Hanoch Shalit